

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

William O'Dowd, IV
Chief Executive Officer
Dolphin Entertainment, Inc.
2151 LeJeune Road, Suite 150-Mezzanine
Coral Gables, FL 33134

> **Re: Dolphin Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-50621**

Dear Mr. O'Dowd:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Telecommunications